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                              January 11, 2023

       John Gregg
       Co-Chief Executive Officer
       BlueRiver Acquisition Corp.
       250 West Nottingham Drive
       Suite 400
       San Antonio, TX 78209

                                                        Re: BlueRiver
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 30,
2022
                                                            File No. 001-39961

       Dear John Gregg:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose
 John Gregg
BlueRiver Acquisition Corp.
January 11, 2023
Page 2
      the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Catherine De Lorenzo at 202-551-4079 or Jeffrey Gabor at 202-551-
2544 with any questions.



                                                          Sincerely,
FirstName LastNameJohn Gregg
                                                          Division of
Corporation Finance
Comapany NameBlueRiver Acquisition Corp.
                                                          Office of Real Estate
& Construction
January 11, 2023 Page 2
cc:       Daniel J. Espinoza, Esq.
FirstName LastName